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                                                                  EXHIBIT (a)(7)
June 30, 1997
Renald M. Romain (216) 523-4736
FOR IMMEDIATE RELEASE

EATON CORPORATION AND FUSION SYSTEMS CORPORATION REACH
DEFINITIVE AGREEMENT ON MERGER

CLEVELAND, OHIO......Eaton Corporation (NYSE:ETN) and Fusion Systems Corporation
(NASDAQ:FUSN), a Rockville, Maryland semiconductor equipment manufacturer, today announced that they have entered into a definitive merger agreement under which Eaton has agreed to acquire Fusion Systems. The boards of directors of Eaton and Fusion Systems have approved the agreement.

Under terms of the agreement, Eaton will initiate a cash tender offer for all Fusion shares at $39 per share by no later than July 7, 1997. The tender offer will be subject to a majority of the outstanding Fusion shares on a fully diluted basis being tendered, and other customary conditions. Following consummation of the tender offer, Eaton will acquire the remaining Fusion shares in a merger at the same $39 per share price. Fusion Systems had approximately
7.5 million shares outstanding as of June 27, 1997.
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In addition, Fusion Systems has declared a dividend of one contingent payment right on each Fusion share outstanding on July 25, 1997. The contingent payment right entitles Fusion shareholders to receive on March 31, 1999, an additional cash payment if Fusion Systems' 1998 revenues exceed $122 million, with a maximum $5 per right payment made if Fusion's revenues are $149 million or more. The contingent payment rights will expire on December 31, 1997, unless Eaton or another third party acquires control of Fusion by that date.

Founded in 1971, Fusion has approximately 400 employees and offices throughout the United States, Europe, Japan and Korea. Sales in 1996 were $84.6 million, more than half of which were coming from Europe and Pacific Rim countries.

Fusion Systems is a leading supplier of front-end process equipment to the semiconductor industry with strong positions in photoresist ashing, post-ash residue removal and photostabilization. Ashing is a low-pollution, high-technology resist removal process that is key to new generations of semiconductor technology. Fusion Systems' photostabilizer rapidly hardens photoresist patterns on silicon wafers, which allows for greater reliability and higher yields than with conventional thermal resist stabilization methods.
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Stephen R. Hardis, Eaton Chairman and Chief Executive Officer said the merger is consistent with Eaton's stated growth strategy. "We have set a growth goal for our semiconductor equipment business of $1.5 billion in sales in the next five years. It is one of the major drivers for our overall corporate target of becoming a $10 billion company by the year 2000. The potential of Fusion Systems will be a significant factor in our semiconductor equipment growth plans."
Hardis said.

Brian R. Bachman, Eaton Senior Vice President-Semiconductor and Specialty Systems, said the merger of Fusion Systems' photostabilization and asher technologies with Eaton's ion implantation and thermal processing systems will enhance the product portfolio the company brings to its semiconductor manufacturing customers.

"Fusion has demonstrated the ability to define, develop and supply products which bring clear competitive advantages to its customers," Bachman said. He noted that Fusion was selected by VLSI Research, Inc. as one of the 10 best small suppliers of wafer processing equipment in 1996.

John C. Matthews, President of Fusion Semiconductor Systems, the principal operating unit of Fusion Systems, said, "I have
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known Dr. Peter Younger (Eaton Vice President-Semiconductor Equipment
Operations) for many years. Our businesses have collaborated periodically on technology opportunities. We have similar business and personal values, and with the common culture that exists within our two organizations, and the business strengths we each possess, this is a very powerful match."

Eaton's Semiconductor Equipment Operations (SEO), headquartered in Beverly, Massachusetts, is currently comprised of three business units offering a full line of ion implantation and thermal processing equipment. SEO is a market leader in the manufacture of high current, medium current and high energy ion implantation equipment for semiconductor device manufacturers worldwide. SEO has recently shipped its first ion implanter for the emerging flat panel liquid crystal display business.

In 1996, Eaton acquired Eaton Thermal Processing Systems, a manufacturer of rapid thermal processor furnaces and small batch vertical furnaces for use in the production of semiconductor wafers. SEO has manufacturing facilities in Beverly, and Austin, Texas, and a joint venture operation in Japan. In June, 1997, SEO opened a new semiconductor equipment manufacturing facility in Korea.
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Eaton Corporation, headquartered in Cleveland, Ohio, is a global manufacturer of highly engineered products which serve industrial, vehicle, construction, commercial and aerospace markets. Principal products include electrical power distribution and control equipment, truck transmissions and axles, engine components, hydraulic products, ion implanters and a wide variety of controls. Eaton has 54,000 employees and 155 manufacturing sites in 26 countries around the world. Sales for 1996 were $7 billion.